# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GEE GROUP INC., CIK 0000040570
CUSIP: 36165A102
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 7751 BELFORT PARKWAY, SUITE 150, JACKSONVILLE, Florida (FL), 32256
Date of event which requires filing of this statement: 05/06/2026
Filed by CIK 0001915673
Persons authorized to receive notices and communications: STAR EQUITY FUND, LP, 53 Forest Ave Suite 101, Old Greenwich, Connecticut (CT), 06870, 2034899500

## Reporting persons
- STAR EQUITY HOLDINGS, INC. (CIK 0001210708): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR OPERATING COMPANIES, INC. (CIK 0000707388): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR EQUITY FUND, LP (CIK 0001915673): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR EQUITY FUND GP, LLC (CIK 0001956411): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR INVESTMENT MANAGEMENT, LLC (CIK 0001956409): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- STAR VALUE INVESTMENTS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 5,969,762; shared voting power 0; sole dispositive power 5,969,762; shared dispositive power 0; aggregate amount beneficially owned 5,969,762 (5.4% of the class)
  Comment: The following constitutes Amendment No. 3 ("Amendment No.3") to the Schedule 13D filed by the undersigned on January 22, 2026 (as previously amended, the "Schedule 13D"). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: GEE GROUP INC.
Address of issuer's principal executive offices: 7751 BELFORT PARKWAY, SUITE 150, JACKSONVILLE, Florida (FL), 32256

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 6, 2026, Star Equity Holdings, Inc. ("Star Equity"), a 5.4% beneficial stockholder of Gee Group, Inc. (the "Company"), issued a press release ("May 6th Press Release") announcing today that it has presented GEE Group's Board of Directors (the "Board") with an indication of interest ("IOI") for the potential acquisition of the Company.

The IOI contemplates a stock-for-stock transaction whereby Star Equity would acquire 100% of the outstanding shares of the Company's common stock for $0.30 per share, using Star Equity's publicly listed 10% Series A Cumulative Perpetual Preferred Stock, valued based on its liquidation preference of $10.00 per share.

Star Equity's CEO emphasized his belief that becoming part of a larger platform, would maximize value for the Company's shareholders by substantialy reducing corporate overhead.

The foregoing description of the May 6th Press Release is qualified in its entirety by reference to the full text of the May 6th Press Release, which is attached hereto as Exhibit 99.1, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1 - Press Release dated May 6, 2026.

## Signatures
- STAR EQUITY HOLDINGS, INC.: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Chief Executive Officer (05/06/2026)
- STAR OPERATING COMPANIES, INC.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., Chief Executive Officer (05/06/2026)
- STAR EQUITY FUND, LP: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager of Star Equity Fund GP, LLC, the general partner of Star Equity Fund LP (05/06/2026)
- STAR EQUITY FUND GP, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (05/06/2026)
- STAR INVESTMENT MANAGEMENT, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (05/06/2026)
- STAR VALUE INVESTMENTS, LLC: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., CEO of Star Operating Companies, Inc., the sole member of Star Value Investments, LLC (05/06/2026)
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (05/06/2026)